EXHIBIT 99.1

Inventiva reports 2023 First Quarter Financial Information1 and provides a corporate update

  Cash and cash equivalents at €56.3 million, short-term deposits at €0.7 million2, and long term deposit at €9.3 million3 as of March 31, 2023, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively
  Improvements on NATiV3 Phase III clinical trial with lanifibranor in NASH with the implementation of the new design, progress in patient recruitment and recommendation, following the second meeting of the Data Monitoring Committee, to continue the trial without modifications
  Positive conclusion of the Renal Impairment study required for lanifibranor regulatory submission in NASH
  Two lanifibranor abstracts have been accepted for presentation at the EASL International Liver CongressTM
  First visit of the last patient for NATiV3 is targeted for the second half of 2023
  Topline results of the study with lanifibranor in patients with NAFLD and T2D expected in the middle of Q2 2023

Daix (France), Long Island City (New York, United States), May 16, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today reported financial information for the first quarter of 2023, including its cash, cash equivalents and revenues, and provided a corporate update.

Financial Results

Cash Position

As of March 31, 2023, the Company’s cash and cash equivalents amounted to €56.3 million, short-term deposits to 0.7 million2, and long term deposit to €9.3 million3, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively.

Net cash used in operating activities amounted to (€20.4) million in the first quarter of 2023, compared to (€15.0) million for the same period in 2022. R&D expenses for the first quarter were up 38% compared to the first quarter of 2022. This increase is in line with the clinical development activities planned in 2023 and mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH, and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes (“T2D”).

Net cash used in investing activities for the first quarter of 2023 amounted to (€8.4) million, compared to (€0.1) million in the first quarter of 2022. The change is mostly due to the change in deposits between both periods.

Net cash used in financing activities for the first quarter of 2023 amounted to (€1.2) million, compared to (€0.1) million in the first quarter of 2022.

Over the first quarter of 2023, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.5) million, compared to a positive effect of €0.2 million for the first quarter of 2022, due to the evolution of EUR/USD exchange rate.

Considering its current R&D and clinical development programs, the Company estimates that its existing cash, cash equivalents and deposits should allow the Company to fund its operations until the end of the fourth quarter of 20234. This cash runway estimate does not include the conditional second tranche of €25.0 million of the EIB loan agreement5.

Revenues

The Company did not recognize revenues for the first quarter of 2023, in line with the first quarter of 2022.

Main areas of progress in the R&D portfolio

  Implementation of the new design of the Phase III NATiV3 clinical trial evaluating lanifibranor in NASH announced in January 2023 is continuing. The new design has been cleared by regulatory authorities in key countries, including the United States. A total of 376 trial sites are activated in 23 countries and 218 trial sites are already operating under the new design of NATiV3.
  Receipt of a positive recommendation, on May 3, 2023, following the second meeting of the Data Monitoring Committee of the Phase III NATIV3 clinical trial to continue the study without modification of the protocol, confirming the good safety profile of lanifibranor.
  Positive conclusion of the Renal Impairment study required for regulatory submission, demonstrating that lanifibranor pharmacokinetics is not affected in patients with renal impairment.
  Enrollment for the NATiV3 trial is on track and the first visit of the last patient is targeted for the second half of 2023.
  Two lanifibranor abstracts have been accepted for presentation at the European Association for the Study of the Liver (« EASL ») International Liver CongressTM

- “Early aminotransferase improvement in the phase 2b NATIVE study is predictive of response pattern of liver histology as well as hepatic and cardiometabolic health markers at the end of treatment in patients with non-cirrhotic NASH” – Prof. Quentin Anstee – Poster

- “Correlation between severity of hepatic steatosis and markers of cardiometabolic health, and effect of lanifibranor therapy in patients with non-cirrhotic NASH” – Michael Cooreman, MD – Poster

  After having finalized patient recruitment in September 2022, the data analysis of the investigator-initiated study with lanifibranor in patients with nonalcoholic fatty liver disease (“NAFLD”) and T2D is ongoing. The topline results are expected to be published in the middle of the second quarter of 2023.

Anticipated potential key milestones

  Publication of the topline results of the investigator-initiated study with lanifibranor in patients with NAFLD and T2D – anticipated in the middle of the second quarter of 2023
  Publication of the topline results of the LEGEND Phase IIa combination trial of lanifibranor in combination with empagliflozin in patients with NASH and T2D – anticipated in the second half of 2023
  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – anticipated in the second half of 2023

Upcoming investor conference participation

  Jefferies Global Healthcare Conference – June 7-9 – New York City
  KBC Life Sciences Metabolics Day – June 20 – Brussels

Upcoming scientific conferences

  The EASL International Liver CongressTM – June 21-24 – Vienna, Austria
  The American Diabetes Association 83rd Scientific Sessions – June 23-26 – San Diego

Next financial results publication

  Financial results, cash position and revenues, for the first half of 2023: Thursday, July 27, 2023 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon Aude Lepreux Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in NASH, the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes and the study with lanifibranor in patients with NAFLD and T2D, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions and approvals, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva, the potential receipt of the second tranche under the EIB loan and any potential transaction or receipt of additional funds, future access to the two-year short-term deposit,  and the sufficiency of Inventiva’s cash resources and estimated cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s clinical trials on anticipated timelines, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023, and the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

1 Non-audited financial information.
2 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position, and are considered by the Company as liquid and easily available.
3 The long term deposit has a two years term accessible prior to the expiration of the term with a notice period of 31 days and is considered as liquid by the Company.

4 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.
5 The disbursement of the second tranche of €25 million is subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, (ii) the full drawdown of the first tranche, (iii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70.0 million (inclusive of the €18.0 million that was a condition for the disbursement of the first tranche), paid either in exchange for Company shares, or through upfront or milestone payments, (iv) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10.0 million; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s NATiV3 Phase III clinical trial of lanifibranor in patients with NASH.

Attachment

  Inventiva - PR - Q1 2023 CA Cash - EN - 16 05 2023 (https://ml-eu.globenewswire.com/Resource/Download/2c85abb8-f59e-48f1-9d60-facfe1664222)